Exhibit 12.1

Astex Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
(In $000’s, except ratio)	2007	2008	2009	2010	2011
Fixed Charges:
Amortized discount related to deferred consideration	$—	$—	$—	$—	$628
Estimated interest within rental expense	87	86	84	80	62
	$87	$86	$84	$80	$690
Earnings (loss):
Net income (loss) before tax benefit (provision)	$13,492	$(9,159)	$3,851	$16,312	$2,254
Add fixed charges	87	86	84	80	690
	$13,579	$(9,073)	$3,935	$16,392	$2,944

Ratio of earnings to fixed charges	156.1	—	46.8	204.9	4.3

Deficiency of earnings to fixed charges	$—	$(9,159)	$—	$—	$—